S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

December 23, 2008

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on December 23, 2008 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

INCA PROJECT UPDATE, CHILE – “DELIRIO BRECCIA TARGET AREA”

SAMEX is continuing the compilation and interpretation of results from its Phase I exploration program at the INCA Project in Chile that includes multiple copper, molybdenum and gold targets.  This news release reports on results from the Deliro area where two targets have been outlined at the Delirio breccia complex, which deserve more exploration drilling.

Item 5:

Full Description of Material Change

INCA PROJECT UPDATE, CHILE – “DELIRIO BRECCIA TARGET AREA”

SAMEX is continuing the compilation and interpretation of results from its Phase I exploration program at the INCA Project in Chile that includes multiple copper, molybdenum and gold targets.  This news release reports on results from the Deliro area where extensive geological work including geophysics surveys, trenching and ten core drill holes has resulted in:

•

Defining two large, adjoining mineralized breccia bodies, “Delirio West Lobe” and “Delirio East Lobe”, with widths of 150- to nearly 200 meters and a combined length of more than 800 meters.

•

Observing visible coarse gold in several hand samples of oxide-copper mineralized breccia from the Delirio West Lobe (the likely source for the large placer-gold workings in the valley below the Delirio West Lobe - see graphics Plate 1).

•

Outlining an exploration target of near surface oxide-copper mineralization, situated in an ideal, easy strip-out mining location (low strip ratio, see Plate 1).

•

Identifying significant geologic differences between the two lobes, which will help better define Phase II exploration work programs.

•

Continuous chip-channel samples along the new access road cut across the upper-western portion of the Delirio West Lobe returning an average grade of 0.40% total copper and 0.511g/mt gold over a 167-meter horizontal width.

•

Demonstrating that copper/moly mineralization and important alteration features persist to great drilling depths of over 400 meters.

•

Identifying a target for potential high-grade secondary enriched copper mineralization (covellite and chalcocite) and deeper seated, primary copper sulfide mineralization within the Delirio East Lobe breccia (see Plate 3).

A second phase exploration program of concerted drilling and bulk sampling is warranted in the Delirio area to advance the multiple targets.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 23rd day of December, 2008.

“Larry D. McLean”

Director